EXHIBIT 99.1

For Immediate Release 20-60-TR	Date:	November 26, 2020

Teck Partners to Launch Copper & Health Hospital Study in Chile

Santiago, Chile – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") announced today that it is expanding its Copper and Health program to Chile, partnering with leading national health professionals and academics on a pilot project at the Iquique Hospital.

Researchers from Universidad del Desarrollo (UDD) and Núcleo Milenio MICROB-R, with funding from Teck, will conduct a study of copper surfaces and textiles to assess copper’s ability to decrease the incidence of in-hospital infections.

Copper alloy surfaces are naturally antimicrobial with self-sanitizing properties, with research showing that these surfaces eliminate up to 99.9% of harmful bacteria and viruses that cause infection, including bacteria with high antibiotic resistance. Additionally, copper is safe for people and the environment, and is the only solid metal contact surface registered as a public health product by Health Canada and the US Environmental Protection Agency.

"It is an honour for Teck to launch our Copper & Health program now in Chile, partnering with leading national health professionals and academics in this first research at the Iquique Hospital, which will increase understanding of the efficacy of copper and its antimicrobial characteristics helping to reduce in-hospital infections in our country," said Amparo Cornejo, Vice President of Sustainability and Corporate Affairs, Teck Chile.

The research will be carried out at the Regional Hospital of Iquique, with results expected in the second half of 2021.

About Teck’s Copper & Health Program:
Through its Copper & Health program, Teck is working with partners across Canada and beyond to increase the use of copper-infused surfaces in healthcare and public spaces to reduce the spread of infections. When installed on high touch surfaces, copper is a proven killer of bacteria and viruses, reducing the spread of infection and improving health outcomes. There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.coppersaveslives.com.

About Teck:
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.
Learn more about Teck at www.teck.com or follow @TeckResources and @TeckChile

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Chile Media Contact:
Pamela Chait
Manager, Corporate Affairs
56.2.224645422
pamela.chait@teck.com